SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

   LASER-PACIFIC MEDIA CORPORATION
(Name of Issuer)


   Common Stock, $.001 par value
(Title of Class of Securities)


          517923
(CUSIP NUMBER)


Ralph J. Sorrentino, President
Digital Creative Development Corporation
67 Irving Place North
4th Floor
New York, New York 10003
                       (212) 387-7700
Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)


                     October 31, 2000
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / X /.


1. NAME OF REPORTING PERSON

Digital Creative Development Corporation

S.S. OR IRS IDENTIFICATION NO. OF PERSONS

TIN # 13-4102909

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
               ---
(b)
               ---

3. SEC USE ONLY


4. SOURCE OF FUNDS

WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


               7.   Sole Voting Power:  117,500
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  117,500
Person
With
10. Shared Dispositive Power:  -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,500   (1)

12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /  /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%


14. TYPE OF REPORTING PERSON

                  	CO

(1) The Reporting Person disclaims any beneficial ownership of the shares reported by Bruce Galloway and Ralph J. Sorrentino on this
Schedule 13D.





1. NAME OF REPORTING PERSON

Bruce Galloway (for and on behalf of accounts over which he has control)

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   X
                 ---
(b)
     ---

3. SEC USE ONLY


4. SOURCE OF FUNDS

PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES


               7.   Sole Voting Power:  322,400
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  322,400
Person
With
10. Shared Dispositive Power:  -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

322,400  (2)

12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /  /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14. TYPE OF REPORTING PERSON

                  	IN

(2) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Ralph J. Sorrentino on this Schedule 13D.



1. NAME OF REPORTING PERSON

Ralph J. Sorrentino

S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   X
                 ---
(b)
     ---


3. SEC USE ONLY


4. SOURCE OF FUNDS

PF


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N.A.

6. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES


               7.   Sole Voting Power:  20,300
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  20,300
Person
With
10. Shared Dispositive Power:  -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,300  (3)


12. CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES /  /


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 .3%


14. TYPE OF REPORTING PERSON

                  	IN



(3) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Bruce Galloway on this Schedule 13D.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2000 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Digital Creative Development Corporation, a Delaware corporation, ("Digital"), (ii) Ralph J. Sorrentino ("Sorrentino") and (iii) Bruce Galloway ("Galloway" and together with Digital and Sorrentino, the "Reporting Persons").

Item 5.	Interest in Securities of the Issuer.

	Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

A. Digital.

(a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.


B. Sorrentino.


(a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Sorrentino is incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule B hereto and are incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.


C. Galloway.


(a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Galloway is incorporated herein by reference.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule C hereto and are incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e) Not applicable.




SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 1, 2000			DIGITAL CREATIVE DEVELOPMENT
  CORPORATION



By:   /s/ Ralph J. Sorrentino
   Name:  Ralph J. Sorrentino
   Title:  President and Chief
 Executive Officer



   /s/ Ralph J. Sorrentino
Ralph J. Sorrentino



	   /s/ Bruce Galloway
 Bruce Galloway








SCHEDULE A


Digital Creative Development Corporation




        Price
							      Per Share			Where
Trade Date 		Number of Shares		(including commission)      Effected


10/27/00			17,000			1 27/32			 OTC
Bulletin
 Board


10/30/00			 2,500			1 7/8				 OTC
Bulletin
 Board


11/1/00			 5,000			1 27/32			 OTC
Bulletin
 Board




SCHEDULE B


Ralph J. Sorrentino





        Price
							      Per Share			Where
Trade Date 		Number of Shares		(including commission)      Effected










SCHEDULE C


Bruce Galloway




        Price
							      Per Share			Where
Trade Date 		Number of Shares		(including commission)      Effected




Cusip No. 517923  			13D			     Page 9 of 9 Pages

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